EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(dollars in millions)	2017	2016
Earnings before income taxes	$3,130	$2,701
Fixed charges	332	301
Total earnings available for fixed charges	$3,462	$3,002

Fixed Charges:
Interest expense	$283	$259
Interest component of rental payments	49	42
Total fixed charges	$332	$301
Ratio of earnings to fixed charges	10.4	10.0
The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.